POLICY COVER SHEET

Job Name: XP3310DA Print Date and Time: 03/23/07 20:02

File Number: O617O

Business Center/Original Business Unit: FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:	463BD1198
Name of insured:	WELLS FARGO FUNDS TRUST
Agency Number:	2213573
Department or Expense Center:	001
Underwriter:	1166163

Underwriting Team:

Data Entry Person:	HAYHURST, JILL
Date and Time:	03/23/07 09:35 001

Special Instructions

EXACT REPRINT - REQUESTED BY AA REPRINT

Policy Commencement Date: 03/01/07

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR EDITION CO STATE TRANS DATE

* MAN15717 04.96 1 CA 2007-03-01*

* XSFFFIB 04.96 1 CA 2007-03-01*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. Page 1

DELIVERY INVOICE

Company: ST PAUL FIRE & MARINE INSURANCE COMPANY

INSURED

WELLS FARGO FUNDS TRUST

525 MARKET ST 12TH FL

SAN FRANCISCO CA 94105

Policy Inception/Effective Date: 03/01/07

Agency Number: 2213573

Transaction Type: RENEWAL

Transaction number: 001

Processing date: 03/21/2007

Policy Number: 463BD1198

AGENT

WILLIS OF MINNESOTA

4000 OLSON MEMORIAL HWY #300

MINNEAPOLIS MN 55422

Policy	Description	Amount	Surtax/Number	Surcharge
463BD1198		EXCESS FORM 14 BOND	$45,575

INSURED COPY

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. Page 2

INSURED COPY

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05

2005 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1 of 1

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

XSFFFIB Ed. 4-96

1996 The St. Paul Travelers Companies, Inc. All Rights Reserved

ST. PAUL FIRE AND MARINE INSURANCE COMPANY (St. Paul, MN)

ST. PAUL MERCURY INSURANCE COMPANY (St. Paul, MN)

THE ST. PAUL INSURANCE COMPANY (A Texas Corporation)

THE ST PAUL INSURANCE COMPANY OF ILLINOIS (An Illinois Corporation)

ST. PAUL FIRE AND CASUALTY INSURANCE COMPANY (A Wisconsin Corporation)

ST. PAUL PROPERTY AND CASUALTY INSURANCE COMPANY (A Nebraska Corporation)

ST. PAUL INSURANCE COMPANY OF NORTH DAKOTA (A North Dakota Corporation)

ST. PAUL INDEMNITY INSURANCE COMPANY (An Indiana Company)

A Capital Stock Company

EXCESS FOLLOW FORM FINANCIAL INSTITUTION BOND

TRAVELERS FORM

DECLARATIONS: Bond No. 463BD1198

The Company designated above (herein called Underwriter) issues this Bond to:

Item 1. Named Insured:

WELLS FARGO FUNDS TRUST

525 MARKET ST 12TH FL

SAN FRANCISCO CA 94105

(herein called Insured).

Item 2. Bond Period: The Bond Period shall be effective at 12:01 A.M. on 03/01/2007 and expire at 12:01 A.M. on 03/01/2008 standard time as to each of said dates, subject to Section 5 of the Terms, Conditions and Limitations of this Bond.

Item 3. Single Loss Limit of Liability: $20,000,000

Item 4. Aggregate Limit of Liability: $20,000,000

Item 5. Single Loss Deductible Amount:

Item 6. Schedule of Underlying Insurers:

(A)          1. Underlying Insurer: GREAT AMERICAN INSURANCE COMPANY

2. Bond Number: 517-76-01-03

3. Bond Period: From 03/01/2007 To 03/01/2008

4. Limit of Liability:

Single Loss Limit of Liability $20,000,000

Aggregate Limit of Liability $20,000,000

5. Single Loss Deductible: $50,000

(B)          1. Underlying Insurer: COLONIAL AMERICAN CASUALTY AND SURETY C

2. Bond Number: 0004712-06

3. Bond Period: From 03/01/2007 To 03/01/2008

4. Limit of Liability:

Single Loss Limit of Liability $20,000,000

Aggregate Limit of Liability $20,000,000

(C)          1. Underlying Insurer:

2. Bond Number:

3. Bond Period: From To

4. Limit of Liability:

Single Loss Limit of Liability

Aggregate Limit of Liability

(D)          1. Underlying Insurer:

2. Bond Number:

3. Bond Period: From To

4. Limit of Liability:

Single Loss Limit of Liability

Aggregate Limit of Liability

Item 7. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $40,000,000 plus any Single Loss Deductible under the Bond identified in Item 6(A) of the Declarations of this Bond.

Item 8. Total amount of Underlying Aggregate Limit of Liability each Bond Period. The total amount of Underlying Aggregate Limit of Liability each Bond Period is plus any Single Loss Deductible under the Bond identified in Item 6(A) of the Declarations of this Bond.

Item 9. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Bond and as excepted below, this Bond follows the form of

Insurer's Name: GREAT AMERICAN INSURANCE COMPANY

Bond Number: 517-76-01-03

Effective Date: 03/01/2007

Except as provided below:

Item 10. The Insured, by acceptance of this Bond, gives notice to the Underwriter terminating or canceling prior Bond(s) No.(s) 463BD0968 such termination or cancellation to be effective as of the time this Bond becomes effective.

Item 11. The liability of the Underwriter is subject to the terms of the following riders attached hereto: MAN15717XSFF ED. 04/96

/s/Brian MacLean

President

/s/Bruce Backberg

Secretary

Executed this 22ND day of MARCH 2007,

Countersigned

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

XSFFFIB Ed. 4-96

1996 The St. Paul Travelers Companies, Inc. All Rights Reserved

EXCESS FOLLOW FORM FINANCIAL INSTITUTION BOND

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium; subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Bond; and except as provided in this Bond, this Bond is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond identified in Item 9 of the Declarations of this Bond.

This Bond is not subject to the same premium or the amount and Limit of Liability of the Bond identified in Item 9 of the Declarations of this Bond.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

It is a condition precedent to the Insured's rights under this Bond that:

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) identified in Item 6 of the Declarations of this Bond. Except as provided in Section 1B below, failure to maintain in full force and effect, without alteration, the coverage and provisions of the

Bond(s) identified in Item 6 of the Declarations of this Bond shall not affect coverage under this Bond; but except as provided in Sections 2D and 2E below, the liability of the Underwriter for loss under this Bond shall apply only to the same extent the Underwriter would have been liable had the Bond(s) identified in Item 6 of the Declarations of this Bond been maintained in full force and effect without alteration.

B. If the coverage and provisions of the Bond identified in Item 9 of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter.

This Bond shall not follow the form of any alteration(s) to the Bond identified in Item 9 of the

Declarations of this Bond unless such written notice thereof is given by the Insured(s) to the

Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

C. Except as provided in Sections 2D and 2E below, in no event shall the Underwriter be liable to pay loss under this Bond until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 7 of the Declarations of this Bond has been exhausted solely by reason of the payment of loss.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Bond shall reduce the Aggregate Limit of Liability of this Bond set forth in Item 4 of the Declarations of this Bond. In the event of exhaustion of the Aggregate Limit of Liability of this Bond set forth in Item 4 of the Declarations of this Bond, the Underwriter shall be relieved of all further liability under this Bond.

B. The Underwriter's maximum liability for a Single Loss covered under this Bond shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3 of the Declarations of this Bond, nor shall the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Bond exceed the amount of the Aggregate Limit of Liability stated in Item 4 of the Declarations of this Bond, which shall be the maximum liability of the Underwriter in the Bond Period stated in Item 2 of the Declarations of this Bond.

C. Except as provided in Sections 2D and 2E below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Bond after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 7 of the Declarations of this Bond has been paid solely by reason of the payment of loss.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 8 of the Declarations of this Bond is reduced solely by reason of the payment of loss to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 7 of the Declarations of this Bond, this Bond shall pay excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3 of the Declarations of this Bond, and subject always to the remaining Aggregate Limit of Liability of this Bond.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 8 of the Declarations of this Bond, solely by reason of the payment of loss, this Bond shall The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss continue in force provided always that this Bond shall only pay the excess over the Deductible amount stated in Item 5 of the Declarations of this Bond as respects a Single Loss covered under this Bond, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3 of the Declarations of this Bond and subject always to the remaining Aggregate Limit of Liability of this Bond.

Section 3. Joint Insureds

If two or more Insureds are covered under this Bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Bond shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice/Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond identified in Item 9 of the Declarations of this Bond, give the Underwriter notice of any loss of the kind covered by this Bond, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 6 of the Declarations of this Bond. Notice given to any Insurer identified in Item 6 of the Declarations of this Bond shall not constitute notice as required under Section 4 of the Terms, Conditions and Limitations of this Bond.

B. The Insured(s) shall, within the time and manner prescribed in the Bond identified in Item 9 of the Declarations of this Bond file with the Underwriter a proof of loss for any loss of the kind covered by this Bond, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 6 of the Declarations of this Bond in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 6 of the Declarations of his Bond shall not constitute filing a proof of loss with the Underwriter as required in Section 4 of the Terms, Conditions and Limitations of this Bond.

C. Legal proceedings against the Underwriter of this Bond shall be commenced within the time prescribed in the Bond identified in Item 9 of the Declarations of this Bond and only after complying with all the Terms, Conditions and Limitations of this Bond.

D. Notice and proof of loss under this Bond shall be given to the Underwriter at 385 Washington Street, St. Paul, MN 55102.

Section 5. Bond Period

The term Bond Period as used in this Bond shall mean the lesser of the period stated in Item 2 of the Declarations of this Bond or the time between the effective date and the termination date of this Bond.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as in the Bond identified in Section 9 of the Declarations of this Bond.

Section 7. Cancellation of this Bond by the Underwriter or the Insured

This Bond terminates as an entirety upon occurrence of any of the following: (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Bond.

In witness whereof, the Underwriter has caused this Bond to be executed on the Declarations Page.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota

A Capital Stock Company

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO. 463BD1198

DATE ENDORSEMENT OR RIDER EXECUTED 03/23/07

MAN15717XSFF Ed. 4-96

1996 The St. Paul Travelers Companies, Inc. All Rights Reserved

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS

SPECIFIED IN THE POLICY 03/01/07

* ISSUED TO

WELLS FARGO FUNDS TRUST

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The Premium Additional Premium Return Premium for the period from 03/01/2007 to 03/01/2008 is $ $45,575

3. If the premium is payable in installments they are, or are amended to read as follows:

Payable on

Payable on

Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

CALIFORNIA PREMIUM ENDORSEMENT

For use with the Excess Follow Form Financial Institution Bond or Excess Follow Form Computer Crime Policy - St. Paul Forms to comply with requirements

By

Authorized Representative

INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

91222 (7/06)

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

175 WATER STREET, NEW YORK, NY 10038

FOLLOW FORM BOND

DECLARATIONS

BOND NUMBER: 966-84-89

ITEM 1.		NAMED INSURED: WELLS FARGO FUNDS TRUST, ET
ADDRESS:		525 MARKET STREET
SAN FRANC/SCO, CA 94105
ITEM 2.	BOND PERIOD: FROM March 1, 2007		TO March 1,2008	AT
12:01 STANDARD TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.
ITEM 3.	LIMIT OF LIABILITY: $15,000,000	Excess of $90,000,000		in the Aggregate
of None
ITEM 4.		SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY
THE "UNDERLYING PROGRAM"):
Primary Policy (herein "Primary Policy")
Insurer:
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
Great American FS5177601	$20,000,000		125,000	03/01/2007-03/01/2008

Underlying Excess Policy(ies)
Insurer:
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
Fidelity & Deposit F1B0004712-05	$20,000,000 Excess of $20,000,000	None	03/01/2007-03/01/2008
St. Paul/Travelers 0463BD0968	$20,000,000 Excess of $40,000,000	None	03/01/2007-03/01/2008
Federal Ins. Co. 8194-4292	$20,000,000 Excess of $60,000,000	None	03/01/2007-03/01/2008
Axis Reinsurance RNN712693/01/06	$10,000,000 Excess of $80,000,000	None	03/01/2007-03/01/2008

1057210

63674 (10/95)	1

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto.
#1, #2, #3, #4, #5
ITEM 6.

The insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy (ies) No 626-04-02 such termination of cancellation to be effective as of the time this bond becomes effective.

WILLIS OF MN, INC.

4000 OLSON MEMORIAL HWY

STE 300

MINNEAPOLIS, MN 55422-0251

1057210

63674 (10/95)	2

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

175 WATER STREET, NEW YORK, NY 10038

FOLLOW FORM BOND

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights,

duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.          Coverage

A.

We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.

The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II.          Definition

A.	Ultimate Net Loss

The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.

III.          Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

63675 (10/95)	1

2.

We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.

The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.	Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or 1055 under this bond.

F.	Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

63675 (10/95)	2

ENDORSEMENT# 1

This endorsement, effective 12:01 am	March 1, 2007	forms a part of

policy number 988-84-89

issued to WELLS FARGO FUNDS TRUST, ET AL

by National Union Fire Insurance Company of Pittsburgh, Pa.

CALIFORNIA CANCELLATION/NONRENEWAL

ENDORSEMENT

Wherever used in this endorsement: 1) "we", "us", "our", and "Insurer" mean the insurance company which issued this policy; and 2) "you", "your", "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Organization, Named Sponsor, Named Entity, Named Insured, or Insured stated in the Declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

In consideration of the premium charged, it is hereby understood and agreed that the Cancellation Clause is replaced with the following:

CANCELLATION CLAUSE

The First Named Insured shown in the Declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

1.	Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

2.

A judgment by a court or an administrative tribunal that the Named Insured has violated any law of this state or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

3.	Discovery of fraud or material misrepresentation by either of the following:

a.	The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or
b.	The Named Insured or his or her representative in pursuing a claim under the policy.

4.

Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

5.

Failure by the named Insured or Other Insured(s) or a representative of the same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

END 001

52133 (3/94)	1

ENDORSEMENT# 1 (continued)

6.	A determination by the commissioner that the loss of, or changes in, an Insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.
7.

A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

8.

A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or mailed to the producer of record and the Named Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

NONRENEWAL

If the Insurer decides not to renew the policy, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

RENEWAL

If a policy has been in effect for more than sixty (60) days or if the policy is a renewal, effective immediately no increase in premium, reduction in limits, or change in the conditions of coverage shall be effective during the policy period unless based upon one of the following reasons:

1.

Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards by the Named Insured or Other Insured(s) which materially increase any of the risks or hazards insured against.

2.

Failure by the named Insured or Other Insured(s) to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan, if the failure materially increases any of the risks insured against.

3.

A determination by the commissioner that loss of or changes in an insurer's reinsurance covering all or part of the risk covered by the policy would threaten the financial integrity or solvency of the Insurer unless the change in the terms or conditions or rate upon which the premium is based is permitted.

4.

A change by the named Insured or Other Insured(s) in the activities or property of the commercial or industrial enterprise which results in a materially added risk, a materially increased risk, or materially changed risk, unless the added, increased, or changed risk is included in the policy.

END 001

52133 (3/94)	2

ENDORSEMENT# 1 (continued)

Written notice shall be mailed or delivered to the Named Insured and the producer of record at least thirty (30) days prior to the effective date of any increase, reduction or change.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

END 001

52133 (3/94)	3

ENDORSEMENT# 2

This endorsement, effective 12:01 AM	March 1, 2007	forms a part of

policy number 966-84-89

issued to WELLS FARGO FUNDS TRUST, ET AL

by	National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

END 002

89644 (7/05)	1 of 1

RIDER# 3

This rider, effective	12:01 am	March 1, 2007	forms a part of

bond number 966-84-89

issued to WELLS FARGO FUNDS TRUST, ET AL

by National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $90,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate

Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER 3

RIDER# 4

This rider, effective	12:01 am	March 1, 2007	forms a part of

bond number 988-84-89

issued to WELLS FARGO FUNDS TRUST, ET AL

by National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Great American Insurance Companies as accurate as of March 1, 2006 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION:

Investment Company Bond

CARRIER:

Great American Insurance Companies

DATE SIGNED:

February 15, 2006

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

RIDER 4

ENDORSEMENT# 5

This endorsement, effective 12:01 am	March 1, 2007	forms a part of
Policy number	966-84-89
Issued to	WELLS FARGO FUNDS TRUST, ET AL

By	National Union Fire Insurance company of Pittsburgh, PA

The contents of the policy is comprised of the following forms;

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	Follow Form Bond - Dec
63675	10/95	Follow Form Bond - Guts
52133	03/94	CALIFORNIA AMENDATORY - CANCELLATION NON/RENEWAL
89644	7/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPR		DROP DOWN RIDER
MNSCPR		RELIANCE UPON OTHER CARRIER'S APPLICATION
78859	10/1	Forms Index Endorsement

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER 4